SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                               FORM 11-K



                             ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                     Securities Exchange Act of 1934

              For the fiscal year ended December 31, 1996



                       LINCOLN NATIONAL CORPORATION
                   EXECUTIVE DEFERRED COMPENSATION PLAN
                               FOR EMPLOYEES
                         (full title of the Plan)


                      [Current Reg. No. 33-51721]



                     Lincoln National Corporation
                         200 East Berry Street
                       Fort Wayne, Indiana 46802
           (name of Issuer and principal executive office)






                         REQUIRED INFORMATION


Because the Lincoln National Corporation Executive Deferred Compensation Plan for Employees (formerly known as the Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Employees) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.



                              SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


March 27, 1997                      /S/ GEORGE E. DAVIS
                                    __________________________________
                                    George E. Davis, Administrator

                                    LINCOLN NATIONAL CORPORATION
                                    EXECUTIVE DEFERRED COMPENSATION
                                    PLAN FOR EMPLOYEES